China Education Alliance, Inc.
58 Heng Shan Road
Kun Lun Shopping Mall
Harbin, People’s Republic of China 150090

December 7, 2007

Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3720
Attention:  Michele Anderson, Esq., Legal Branch Chief

Re:	China Education Alliance, Inc.
Form SB-2; File No. 333-146023

Ladies and Gentlemen:

China Education Alliance, Inc. (the “Company”), is filing amendment No. 2 to the captioned registration statement on Form SB-2 in response to the questions raised by the staff of the Commission in its letter of comments dated November 21, 2007. Set forth below is the Company’s response to comments.

General

1.
Please file a redline version of your next amended Form SB-2 on EDGAR that accurately reflects all changes made to your document. We note that the redline version you filed in connection with the current amendment failed to identify many of the changes to the text.

We are having the filing service include a marked copy of the SB-2 in the Edgar filing.

2.
We note that you have reduced the amount of your offering to 2,527,000 shares of common stock. Please clarify in your response letter how you determined that this number represents 33.3% of the number of shares of common stock held by persons other than your officers, directors and affiliates in light of the fact that you disclose in the Principal Stockholders section that 14,027,666 shares are held directly by your directors and executive officers and that you had 19,321,667 shares of common stock outstanding as of October 31, 2007.

We have further reduced the number of shares to 2,250,000, which represents 33.45% of the shares held by persons other than officers, directors and affiliates. The following table shows this computation:

Outstanding shares	19,409,830
Shares held by officers, directors and affiliates	12,684,333
Shares held by non-affiliates	6,725,497
Shares being registered	2,250,000
Percentage	33.45%

Selling Stockholders, page 16

3.
We have considered your revisions made in response to prior comment six in our letter dated October 12, 2007, and continue to believe more disclosure is needed to clarify Barron Partners’ ownership prior to, and after the completion of the offering. In this regard, please disclose in footnote one (with respect to its pre-offering ownership) and footnote four (with respect to its post-offering ownership) to the selling shareholders table on page 16 that without taking into account the 4.9% beneficial ownership limitation contained in the securities purchase agreement, Barron Partners would be deemed to be the beneficial owner of shares of common stock or %of the our total number of shares outstanding.

Securities and Exchange Commission
December 7, 2007

Additionally, please state that the 4.9% beneficial ownership limitation does not prevent Barron Partners from selling some of its holdings and then receiving additional shares. In this way, it could sell more than the 4.9% beneficial ownership limitation while never holding more than this limit.

The footnotes have been revised to reflect the number of shares and percentage interest of Barron Partners if the 4.9% limitation were not applicable, and language was include to disclose the .

4.
In each selling shareholder’s respective footnote to the selling shareholders table on page16, please allocate such selling shareholder’s shares of common stock being registered (i.e., the “Shares Being Sold” column) among the series A preferred stock and each of the warrants individually. For example, you may disclose for Barton Partners, LP that the 2,359,772 shares registered represents (i) — shares of common stock issuable on conversion of the series A preferred stock, (ii) — shares of common stock issuable underlying the warrant currently exercisable at $1.50 per share, etc.

All of the shares of common stock being offered are shares issuable upon exercise of warrants and none of the shares are being issued upon conversion of the series A preferred stock. Language has included in the footnote to disclose the number of shares issuable upon exercise of the $1.50 warrants and the $2.07 warrants.

5.
We note your response to prior comment seven regarding certain liquidated damages provisions. With respect to your board and committee composition obligations, we note in the penultimate paragraph of page 19 that you state that you are currently in default of these obligations. Please clarify this statement in light of recent changes to the composition of your board. Additionally, please disclose the share price used to convert the liquidated damages payment of $77,128 into 208,456 shares on October 15, 2007. If different than the closing share price on October 15, 2007, please explain the discrepancy. Also clarify what share price will be used in the event you are required to pay additional liquidated damages in the future and convert the payment into shares.

With respect to liquidated damages relating to your registration timeline breach, we note that you disclose in the last sentence of the first paragraph on page 20 that you are required to issue 115,830 shares of series A preferred stock to the investors. Please clarify in this sentence when you will make this payment, and also clarify whether you are incurring additional payments each day that the registration statement is not declared effective.

Securities and Exchange Commission
December 7, 2007

Language has been included to show the method of valuing the shares issued as liquidated damage. The purchase agreement and registration rights agreement have been amended to waive liquidated damages through December 31, 2007. The information in the tables has been revised to reflect that change.

6.
We note your response to prior comment eight. As previously requested, please disclose the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of series A preferred stock and warrants based upon the current market price of your stock. Please also add another row to include the value of all escrowed shares that may be required to pay to the investors in the event you fail to meet certain pre- tax income targets. Additionally, please provide footnote disclosure in Table 1 of the method by which you determined the value of the payments made in the form of series A preferred stock.

The table has been revised to include a line to reflect the possible issuance to the selling stockholders of all of the shares held in escrow, and footnote disclosure has been included to show the method of calculation the value of the shares issued for liquidated damages.

7.
We note your response to prior comment 11. In Table 4 on page 22, please revise the fourth row to disclose, as previously requested, all payments that have been made or that may be required to be made by the issuer that are disclosed in Table 1, or tell us how you have complied with this request. Please note that this amount should include all potential payments you must make in the form liquidated damages. Please revise the remainder of Table 4 in response to your changes.

Table 4 has been revised to include all payments that have been made or that may be required to be made by the issuer. We have separated out the cash payments paid at closing from the value of the equity payment made at closing.

8.
We note your response to prior comment 13. Please revise the first row of Table 5 on page 23 so that this number represents, as previously requested, the number of shares outstanding prior to the series A preferred stock and warrants transactions that were held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders.

Table 5 has been revised to set forth the number of shares held by persons other than the selling shareholder, company affiliates and affiliates of the selling shareholders.

Principal Stockholders, page 43

9.
In your principal stockholders table on page 43, please complete the last row to disclose total number of shares owned by your officers and directors as a group, as well as its percentage in relation to your total outstanding shares.

The principal stockholders table has been amended to set forth the number of shares and percentage of shares held by all officers and directors as a group.

10.
We note, in response to prior comment 19, that Xiqun Yu filed a Schedule 13D and Form 3 on November 15, 2007. However, we also note that your other directors and executive officers have yet to file reports under Section 16(a) of the Exchange Act. As previously requested, please advise them to file all Section 16(a) reports immediately. Also, as previously requested, please have the parties provide written affirmation of their understanding that the filing of reports under Sections 13(d) and 16(a) at this late date does not and cannot cure past violations and the filing does not foreclose the Commission from taking any action in the future.

Securities and Exchange Commission
December 7, 2007

The officers and directors have filed their Section 16(a) reports and we understand that the written affirmation has been filed with the Commission.

Part II

Recent Sales of Unregistered Securities, page II-2

11.
Please update the disclosure in this section to account for all recent issuances of your securities, such as the issuance of Series A preferred stock and warrants upon automatic conversion of the notes and the issuance of Series A preferred stock as payment of liquidated damages.

The disclosure in Item 26 has been updated and reflects the issuance of the liquidated damages shares.

Exhibit 5.1

12.
It appears that your legal counsel’s opinion filed under Exhibit 5.1 inadvertently refers to a registration statement filed by Pharma-Bio Serv, Inc., a Delaware corporation. Please request that your counsel revise its opinion.

The opinion of counsel has been corrected.

Very truly yours,

/s/ Xiqun Yu
Xiqun Yu, Chief Executive Officer